

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

October 14, 2009

Mr. John C.S. Lau, Chief Executive Officer
Husky Energy, Inc.
707-8th Avenue S.W.
P.O. Box 6525, Station D
Calgary, Alberta, Canada T2P 3G7

> **Re:** **Husky Energy, Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed February 18, 2009**
> **File No. 001-04307**

Dear Mr. Lau:

We have completed our review of your Form 40-F and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director